Exhibit C

NOVA CHEMICALS CORPORATION COVERAGE RATIOS (1) (unaudited)

Actual
Interest coverage on long-term debt for the twelve months ended March 31, 2004 (2)	0.6x
Net tangible asset coverage on long-term debt as at March 31, 2004 (3)	2.0x
Notes:

(1)	Calculated in accordance with Canadian securities law disclosure requirements.

(2)	Interest coverage on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes, for the preceding 12 months, divided by annual interest requirements on long-term debt.

(3)	Net tangible asset coverage on long-term debt is equal to total assets (excluding future tax assets) less liabilities (excluding long-term debt) divided by long-term debt.

(4)	See attached for detailed calculation of the above coverage ratios.

For purposes of calculating these financial ratios, long-term debt includes the long-term debt installments due within one year.

NOVA CHEMICALS CORPORATION COVERAGE RATIOS March 31, 2004 (MILLIONS OF U.S. DOLLARS) (unaudited)

INTEREST COVERAGE ON LONG-TERM DEBT FOR THE TWELVE MONTHS ENDED March 31, 2004

NET INCOME	$ 28
INTEREST EXPENSE	88
INCOME TAXES (RECOVERY)	(62)

$ 54

ANNUAL INTEREST REQUIREMENT	$ 89

INTEREST COVERAGE ON LONG-TERM DEBT	0.6x

Interest coverage on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes, for the preceding 12 months, divided by annual interest requirements on long-term debt.

NET TANGIBLE ASSET COVERAGE ON LONG-TERM DEBT AT March 31, 2004

TOTAL ASSETS	$ 4,467
TOTAL LIABILITIES	(2,979)
EXCLUDE CURRENT PORTION LONG-TERM DEBT	—
EXCLUDE LONG-TERM DEBT	1,498

NET TANGIBLE ASSETS	$ 2,986

LONG-TERM DEBT INCLUDING CURRENT PORTION	$ 1,498

NET TANGIBLE ASSET COVERAGE ON LONG-TERM DEBT	2.0x

Net tangible asset coverage on long-term debt is equal to total assets (excluding future tax assets) less liabilities (excluding long-term debt) divided by long-term debt.